               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1995

                               OR

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

                                SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Special Investment and Savings Plan Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                              By:
                                          Wm. M. Piet
                              Special Investment and Savings
                              Plan Committee Member and Vice
                              President-Corporate Affairs,
                              Secretary, and Assistant to the
                              President, Wm. Wrigley Jr. Company


Date:  June 27, 1996

                    Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
 for Wrigley Employees

We have audited the accompanying statements of net assets available for plan benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the
period ended December 31, 1995.   These  financial statements
are  the  responsibility  of  the  Plan's  management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating
the  overall financial statement presentation.   We  believe that
our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our  audits were performed for the purpose of forming an opinion
on  the basic   financial  statements  taken  as  a  whole.   The
accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.


                                          ERNST & YOUNG LLP
Chicago, Illinois
June 7, 1996

                                             Special Investment and Savings
                                                          Plan
                                                  for Wrigley Employees

                                                 Statement of Net Assets
                                              Available for Plan Benefits,
                                                  With Fund Information

                                                    December 31, 1995

                                                                                      Fund Information
                                                            Putnam        Putnam                    Putnam
                                                            Stable       Growth &     Putnam        Global      Wrigley
                                                             Value        Income       Vista        Growth       Stock
                                                Total        Fund          Fund        Fund          Fund         Fund
Assets
Investments, at fair value:
 Shares of registered investment
   companies:
  Putnam Stable Value Fund                  $ 31,226,750  $31,226,750  $         -  $           $           $          -
  Putnam Growth & Income Fund                 10,100,009            -   10,100,009           -           -             -
  Putnam Vista Fund                            7,158,609            -            -   7,158,609           -             -
  Putnam Global Growth Fund                    3,479,957            -            -           -   3,479,957             -
  Wrigley Stock Fund:
   Wm. Wrigley Jr. Company Common Stock
    (4,134,512 shares; cost - $48,739,412)   217,062,194            -            -           -           -   217,062,194
   Wm. Wrigley Jr. Company Class B Common
    Stock (875,817 shares;
    cost - $2,092,903)   45,980,393                    -            -           -           -    45,980,393
  Invested cash                                    1,610            -            -           -           -         1,610
                                            ------------  -----------  -----------  ----------  ----------  ------------
  Total investments                          315,009,522   31,226,750   10,100,009   7,158,609   3,479,957   263,044,197

Receivables:
 Participants' loans                           5,617,711    1,205,942      232,378      98,705      86,619     3,994,067
                                            ------------  -----------  -----------  ----------  ----------  ------------
Total receivables                              5,617,711    1,205,942      232,378      98,705      86,619     3,944,067
                                            ------------  -----------  -----------  ----------  ----------  ------------
Net assets available for plan benefits      $320,627,233  $32,432,692  $10,332,387  $7,257,314  $3,566,576  $267,038,264
                                            ============  ===========  ===========  ==========  ==========  ============


Net assets available for plan benefits:
 Participants' contributions including
  earnings                                  $128,599,235  $32,432,692  $10,332,387  $7,257,314  $3,566,576  $ 75,010,266
 Employer's contributions including
  earnings                                   192,027,998            -            -           -           -   192,027,998
                                            ------------  -----------  -----------  ----------  ----------  ------------
Net assets available for plan benefits      $320,627,233  $32,432,692  $10,332,387  $7,257,314  $3,566,576  $267,038,264
                                            ============  ===========  ===========  ==========  ==========  ============

See notes to financial statements.

                                             Special Investment and Savings
                                                          Plan
                                                  for Wrigley Employees

                                                 Statement of Net Assets
                                              Available for Plan Benefits,
                                                  With Fund Information

                                                    December 31, 1994

                                                                                      Fund Information
                                                             Putnam      Putnam                    Putnam
                                                              Stable     Growth &    Putnam        Global     Wrigley
                                                              Value      Income       Vista        Growth      Stock
                                                Total         Fund        Fund        Fund          Fund        Fund
Assets
 Investments, at fair value:
  Shares of registered investment
   companies:
  Putnam Stable Value Fund                  $ 25,660,621  $25,660,621  $        -   $       -   $       -  $          -
  Putnam Growth & Income Fund                  6,019,413            -   6,019,413           -           -             -
  Putnam Vista Fund                            3,410,125            -           -   3,410,125           -             -
  Putnam Global Growth Fund                    2,742,982            -           -           -   2,742,982             -
  Wrigley Stock Fund:
  Wm. Wrigley Jr. Company Common Stock
   (4,324,882 shares; cost - $38,520,466)
                                             213,541,059            -           -           -           -   213,541,059
  Wm. Wrigley Jr. Company Class B Common
   Stock (969,112 shares;
    cost - $2,315,926)                        47,849,905            -           -           -           -    47,849,905
  Invested cash                                    8,903            -           -           -           -         8,903
                                            ------------  -----------  ----------  ----------   ---------  ------------
Total investments                            299,233,008   25,660,621   6,019,413   3,410,125   2,742,982   261,399,867
Receivables:
 Participants' contributions                     239,149       70,322      19,023      11,775      12,415       125,614
 Employer's contributions                         83,102            -           -           -           -        83,102
Participants' loans                            4,780,585    1,097,998     193,284     105,653      77,318     3,306,332
Dividends receivable                           2,347,879            -           -           -           -     2,347,879
                                            ------------  -----------  ----------  ----------  ----------  ------------
Total receivables                              7,450,715    1,168,320     212,307     117,428      89,733     5,862,927
                                            ------------  -----------  ----------  ----------  ----------  ------------
Net assets available for plan benefits      $306,683,723  $26,828,941  $6,231,720  $3,527,553  $2,832,715  $267,262,794
                                            ============  ===========  ==========  ==========  ==========  ============
Net assets available for plan benefits:
 Participants' contributions including
  earnings                                  $113,322,696  $26,828,941  $6,231,720  $3,527,553  $2,832,715  $ 73,901,767
 Employer's contributions including
  earnings                                   193,361,027            -           -           -           -   193,361,027
                                            ------------  -----------  ----------  ----------  ----------  ------------
Net assets available for plan benefits      $306,683,723  $26,828,941  $6,231,720  $3,527,553  $2,832,715  $267,262,794
                                            ============  ===========  ==========  ==========  ==========  ============

See notes to financial statements.

                                             Special Investment and Savings
                                                          Plan
                                                  for Wrigley Employees

                                               Statement of Changes in Net
                                                Assets Available for Plan
                                                        Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1995

                                                                                      Fund Information
                                                               Putnam       Putnam                   Putnam
                                                               Stable      Growth &     Putnam       Global     Wrigley
                                                               Value        Income       Vista       Growth      Stock
                                                Total           Fund         Fund        Fund         Fund        Fund

Additions
 Investment income:
 Dividends:
  Putnam mutual funds                        $  3,131,822  $ 1,724,192   $  624,622  $  593,832  $  189,176  $         -
  Wm. Wrigley Jr. Company Common Stock          4,035,926            -            -           -           -    4,035,926
  Wm. Wrigley Jr. Company Class B Common
  Stock                                           883,882            -            -           -           -      883,882
                                             ------------  -----------  -----------  ----------  ----------  -----------
                                                8,051,630    1,724,192      624,622     593,832     189,176    4,919,808
Interest:
 Invested cash                                     16,825          328            -           -           -       16,497
 Participants' loans                              309,655       34,376       13,595       8,191       9,979      243,514
                                             ------------  -----------  -----------  ----------  ----------  -----------
                                                  326,480       34,704       13,595       8,191       9,979      260,011
                                             ------------  -----------  -----------  ----------  ----------  -----------
Total investment income                         8,378,110    1,758,896      638,217     602,023     199,155    5,179,819

Net realized and unrealized appreciation
 in fair value of investments                  17,560,277            -    1,741,391     937,188     246,166   14,635,532

Contributions:
 Participants                                   9,179,306    2,230,451      912,262     592,868     546,611    4,897,114
 Employer                                       3,288,564            -            -           -           -    3,288,564
                                             ------------  -----------  -----------  ----------  ----------  -----------
Total contributions                            12,467,870    2,230,451      912,262     592,868     546,611    8,185,678

Deductions
 Distributions to participants                (24,449,708)  (5,317,673)    (496,261)   (233,203)  (546,532) (17,856,039)
 Forfeitures, allocable to future employer
  contributions                                   (13,039)           -            -           -           -     (13,039)
 Transfers of investment direction                      -    6,932,077    1,305,058   1,830,885     288,461 (10,356,481)
                                             ------------  -----------  -----------  ----------  ---------- ------------
 Increase (decrease) in net assets
  available for plan benefits                  13,943,510    5,603,751    4,100,667   3,729,761     733,861    (224,530)
 Net assets available for plan benefits at
  beginning of year                           306,683,723   26,828,941    6,231,720   3,527,553   2,832,715  267,262,794
                                             ------------  -----------  -----------  ----------  ---------- ------------
 Net assets available for plan benefits at
  end of year                                $320,627,233  $32,432,692  $10,332,387  $7,257,314  $3,566,576 $267,038,264
                                             ============  ===========  ===========  ==========  ========== ============

See notes to financial statements.


                                             Special Investment and Savings
                                                          Plan
                                                  for Wrigley Employees

                                               Statement of Changes in Net
                                                Assets Available for Plan
                                                        Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1994

                                                                                      Fund Information
                                                               Putnam     Putnam                    Putnam
                                                               Stable    Growth &       Putnam      Global     Wrigley
                                                               Value      Income         Vista      Growth      Stock
                                                Total           Fund       Fund          Fund        Fund        Fund
Additions
 Investment income:
 Dividends:
  Putnam mutual funds                       $  1,700,762  $ 1,220,654  $  365,409  $   25,615  $   89,084  $          -
  Wm. Wrigley Jr. Company Common Stock         3,858,123            -           -           -           -     3,858,123
  Wm. Wrigley Jr. Company Class B Common
   Stock                                         892,789            -           -           -           -       892,789
                                            ------------  -----------  ----------  ----------  ----------  ------------
                                               6,451,674    1,220,654     365,409      25,615      89,084     4,750,912
Interest:
 Invested cash                                   160,588       57,659      13,268       6,258       5,302        78,101
 Participants' loans                             254,269       32,126      12,327       8,079       7,576       194,161
                                            ------------  -----------  ----------  ----------  ----------  ------------
                                                 414,857       89,785      25,595      14,337      12,878       272,262
                                            ------------  -----------  ----------  ----------  ----------  ------------
  Total investment income                      6,866,531    1,310,439     391,004      39,952     101,962     5,023,174

Net realized and unrealized appreciation
  (depreciation) in fair value of             27,232,054            -   (499,133)   (187,371)   (182,069)    28,100,627
  investments
Contributions:
 Participants                                  9,594,851    2,452,008     906,964     562,117     587,720     5,086,042
 Employer                                      3,492,717            -           -           -           -     3,492,717
                                            ------------  -----------  ----------  ----------  ----------  ------------
Total contributions                           13,087,568    2,452,008     906,964     562,117     587,720     8,578,759

Deductions
 Distributions to participants              (20,283,370)  (4,695,325)   (341,593)   (219,749)   (170,866)  (14,855,837)
 Forfeitures, allocable to future employer
  contributions                                 (47,833)            -           -           -           -      (47,833)
Transfers of investment direction                      -    1,172,662     189,296     458,621      63,752   (1,884,331)
                                            ------------  -----------  ----------  ----------  ----------   -----------
Increase in net assets available for plan
 benefits                                     26,854,950      239,784     646,538     653,570     400,499    24,914,559
Net assets available for plan benefits at
 beginning of year:
  Included in current funds                  234,787,988            -           -           -           -   234,787,988
  Transferred from prior funds                45,040,785   26,589,157   5,585,182   2,873,983   2,432,216     7,560,247
                                            ------------  -----------  ----------  ----------  ----------  ------------
Net assets available for plan benefits at
 beginning of year                           279,828,773   26,589,157   5,585,182   2,873,983   2,432,216   242,348,235
                                            ------------  -----------  ----------  ----------  ----------  ------------
Net assets available for plan benefits at
 end of year                                $306,683,723  $26,828,941  $6,231,720  $3,527,553  $2,832,715  $267,262,794
                                            ============  ===========  ==========  ==========  ==========  ============

See notes to financial statements.

                      Special Investment and Savings Plan
                             for Wrigley Employees

        Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information

                         Year ended December 31, 1993


                                                                 Fund Information
                                                Total          Fund A      Fund B      Fund C
Additions
Investment income:
 Aetna Growth and Income Equity Account
  (Separate Account 83)                     $    307,200    $       -  $  307,200    $        -
 Wm. Wrigley Jr. Company Common Stock          3,708,478            -           -     3,708,478
 Wm. Wrigley Jr. Company Class B Common
  Stock                                          227,893            -           -       227,893
                                            ------------  -----------  ----------  ------------
                                               4,243,571            -     307,200     3,936,371

Interest:
 Aetna Interest Accumulation Fund (Separate
  Account 256)                                 2,435,571    2,435,571           -             -
 The Northern Trust Company Collective
  Trust Short-Term Investment Fund                44,609        6,187         406        38,016
 Participants' loans                             240,794       71,909       7,530       161,355
                                            ------------  -----------  ----------  ------------
                                               2,720,974    2,513,667       7,936       199,371
                                            ------------  -----------  ----------  ------------
Total investment income                        6,964,545    2,513,667     315,136     4,135,742

Net realized and unrealized appreciation
 (depreciation) in fair value of
 investements                                 60,984,023      200,663    (67,489)    60,850,849


Contributions:
 Participants                                  6,861,445    3,656,072     497,692     2,707,681
 Employer                                      3,024,047            -           -     3,024,047
                                            ------------  -----------  ----------  ------------
Total contributions                            9,885,492    3,656,072     497,692     5,731,728

Deductions
 Distributions to participants              (21,310,804)  (5,130,682)   (283,224)  (15,896,898)
 Forfeitures, allocable to future employer
  contributions                                 (31,474)            -           -      (31,474)
 Transfers of investment direction                     -    (842,664)    (99,237)       941,901
                                            ------------  -----------  ----------  ------------
Increase in net assets available for plan
 benefits                                     56,491,782      397,056     362,878    55,731,848
Net assets available for plan benefits at
 beginning of year                           223,336,991   40,306,077   3,974,774   179,056,140
                                            ------------  -----------  ----------  ------------
Net assets available for plan benefits at
 end of year                                $279,828,773  $40,703,133  $4,337,652  $234,787,988
                                            ============  ===========  ==========  ============

See notes to financial statements.

                   Special Investment and Savings Plan
                          for Wrigley Employees

                      Notes to Financial Statements


1.  Description of the Plan

The   following  is  a  brief  description  of  the  Special
Investment and Savings  Plan  for  Wrigley Employees (the Plan)
in  effect  at  December  31, 1995,    and   is   provided   for
general   information   purposes    only. Participants   should
refer  to  the  Plan  document  for  a  more   complete
description of the Plan's provisions.

On July 22, 1993, the Savings Plan Committee (Committee) resolved to transfer Fund A and Fund B assets from the
Aetna  Interest  Accumulation Fund   (Separate  Account  256),
Aetna  Growth  and  Income  Equity   Account (Separate  Account
83), and The Northern Trust Company Collective Short-Term Investment Fund to the Putnam Stable Value Fund, Putnam Growth & Income Fund, Putnam Vista Fund, and Putnam Global
Growth Fund effective January 1, 1994, to provide participants with more investment options. Also effective January 1, 1994, Fund C was renamed the Wrigley Stock Fund but otherwise is unchanged.

In  the  Statement  of  Changes  in Net Assets  Available  for
Plan  Benefits for  the  year  ended  December  31,  1994,  net
assets  available  for  plan benefits   at   the   beginning   of
the  year   has   been   determined   by reallocating  Fund  A
and Fund B assets at the end of 1993 to the various Funds as elected by participants.

Participation and Contributions

The  Plan  was  established,  effective January 1,  1975,  for
the  employees of   Wm.  Wrigley  Jr.  Company  and  such  United
States  subsidiaries   and affiliates  of  Wm.  Wrigley  Jr.
Company that adopt  the  Plan  (collectively referred   to   as
the  Company  or  Employer).   Employees   are   generally
eligible  to  participate  in the Plan after one  year's
service.   After-tax and/or  401(k)  accounts  and  Company
matching accounts  are  maintained  for each  participant.
Certain  participants  also  have,  as  a  part  of   the plan,
fully-vested,   payroll-based  employee   stock   ownership
(PAYSOP) accounts.    However,  effective  December  31,  1994,
the  PAYSOP   accounts have  been  discontinued  and  merged with
the Company  matching  account.   A participant's   account
balances  are  valued  daily  for   participant   and Employer
contributions,   investment   income,   and    net
appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to
15% of  base  salary.   Subject to   certain   limitations,  the
Employer  is  required  to   make   matching contributions   at
60%   of  most  participants'  contributions   (50%   for certain
 Company   executives)  up  to  6%  of  base  salary.    The
entire Employer contribution is invested in the Wrigley Stock
Fund.

Participant and Employer contributions for the three years in the period ended December 31, 1995, were as follows:

                                           1995                        1994                      1993
                                  Employer     Participants     Employer    Participants     Employer  Participants
Wm. Wrigley Jr. Company        $2,729,004       $7,715,307     $2,914,588    $8,119,087     $2,537,796   $5,784,910
L. A. Dreyfus Company             239,145          629,980        261,893       685,557        232,135      536,677
Amurol Products Company           294,246          766,525        292,027       731,936        235,228      497,650
Northwestern Flavors, Inc.         26,169           67,494         24,209        58,271         18,888       42,208
                               ----------       ----------     ----------    ----------     ----------   ----------
                               $3,288,564       $9,179,306     $3,492,717    $9,594,851     $3,024,047   $6,861,445
                               ==========       ==========     ==========    ==========     ==========   ==========

The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the
lesser of $50,000 or 50% of   the   vested   portion  of  the
participant's  Employer   matching contribution  account  plus
the value of the participant's tax-deferred and regular deposit accounts. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll withholdings. Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate minus 1%.

Investment Options and Transfers

Upon   enrollment  in  the  Plan,  a  participant  may  direct
employee contributions in 5% increments in any of five investment options.

   Putnam  Stable  Value Fund - Funds are invested  in  shares of
   a   registered  investment  company that seeks low-risk  fixed
   income   investments  in  annuity contracts, certificates of
   deposit, and U.S. Treasury and government agency obligations.

   Putnam Growth and Income Fund - Funds are invested in shares
   of  a   registered  investment  company  that  seeks  capital
   growth and current income through investments in common stocks, corporate bonds, and U.S. government securities.

   Putnam  Vista Fund - Funds are invested in shares of a
   registered  investment   company  that  seeks  capital
   appreciation   through   investments in growth and value
   common stocks.

   Putnam  Global  Growth Fund - Funds are invested in  shares of  a  registered  investment  company that  seeks  capital appreciation through investments in a globally diversified
   portfolio of  common   stocks.

   Wrigley Stock Fund - Funds are invested in Wm. Wrigley Jr.
   Company Common Stock.

Participants may change their investment direction once per calendar quarter, on any day, in 5% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds once per calendar quarter, on any day, in 1% increments to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Vesting

A participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after four  years  of participation in the Plan (at the rate of 25%
for  each year).   A  participant becomes fully vested after one
of the  following events;   death  or  termination  of
employment  if  the   participant: (i)  retires after reaching
age 55, with at least five years of service, (ii) is permanently disabled, or (iii) enters the Armed Forces of the United
States.   Participants are always fully  vested  in  their  tax-
deferred and regular deposit accounts.

Withdrawals

Participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants


Participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, participants will automatically become fully vested.

2.  Principal Accounting Policies

Investment Valuation

The  Plan's  investments  are  stated at  fair  value.   The
shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company Common Stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock.
However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent to
that of the Company's  Common Stock.    Participant  notes
receivable  are  valued  at   cost   which approximates fair
value.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements on a comprehensive basis of accounting requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

The   components   of   net   realized   and   unrealized
appreciation (depreciation)  in  fair  value  of investments
(including investments bought, sold, and held) for the two years in the period ended December 31, 1995, are as follows:


                                          Putnam         Putnam                          Putnam
                                         Stable     Growth & Income     Putnam          Global         Wrigley
                                         Value           Fund           Vista           Growth          Stock
                                          Fund                           Fund            Fund           Fund

1995:
 Proceeds from sale of investments or
  withdrawals of stock                     $ -          $1,772,554      $ 408,538        $ 916,540     $31,742,550
 Cost of securities                          -           1,659,646        370,732          909,754      11,367,080
                                           ---          ----------      ---------        ---------     -----------
 Realized gain (loss)                        -             112,908         37,806            6,786      20,375,470
 Change in unrealized appreciation
  (depreciation) on investments              -           1,628,483        899,382          239,380     (5,739,938)
                                           ---          ----------      ---------        ---------     -----------
 Net realized and unrealized
  appreciation (depreciation) in
  market value                             $ -          $1,741,391      $ 937,188        $ 246,166     $14,635,532
                                           ===          ==========      =========        =========     ===========

1994:
 Proceeds from sale of investments or
  withdrawals of stock                     $ -          $  761,505      $ 453,691        $ 326,894     $18,010,751
 Cost of securities                          -             793,680        471,606          334,716       2,454,084
                                           ---          ----------      ---------        ---------     -----------
 Realized gain (loss)                        -            (32,175)       (17,915)          (7,822)      15,556,667
 Change in unrealized appreciation
  (depreciation) on investments              -           (466,958)      (169,456)        (174,247)      12,543,960
                                           ---          ----------      ---------        ---------     -----------
 Net realized and unrealized
  appreciation (depreciation) in
  market value                             $ -          $(499,133)     $(187,371)       $(182,069)     $28,100,627
                                           ===          ===========    ==========       ==========     ===========

The   components   of   net   realized   and   unrealized
appreciation (depreciation)  in  fair  value  of investments
(including investments bought, sold, and held) for the year ended December 31, 1995, are as follows:

                                               Fund A             Fund B            Fund C
Proceeds from sale of investments or
 withdrawals of stock                        $      -         $  514,818        $ 8,262,577
Cost of securities                                  -            283,800            784,983
                                             --------         ----------        -----------
Realized gain                                       -            231,018          7,477,594
Change in unrealized appreciation
 (depreciation) on investments                200,663          (298,507)         53,373,255
                                             --------         ----------        -----------
Net realized and unrealized appreciation
 (depreciation) in market value              $200,663         $ (67,489)        $60,850,849
                                             ========         ==========        ===========

Unrealized appreciation on investments held at December 31, 1995,
1994, and   1993,   totaled  $214,175,871,  $219,752,739,  and
$213,053,920, respectively.   The  per share market value of Wm.
Wrigley Jr. Company Common Stock at December 31, 1995 and 1994, is as follows:


                                                          1995                1994
Wm. Wrigley Jr. Company Common Stock                     $52.500              $49.375



4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                December 31
                                         1995                1994
Net assets available for plan
 benefits per the financial         $320,627,233          $306,683,723
 statements
Amounts allocated to withdrawing    (14,270,024)           (6,851,354)
 participants
                                    ------------          ------------
Net assets available for plan
 benefits per the Form 5500         $306,357,209          $299,832,369
                                    ============          ============

Amounts allocated to withdrawing participants by fund option are as follows:

                                                December 31
                                         1995                1994
Putnam Stable Value Fund             $ 3,078,443           $  551,202
Putnam Growth & Income Fund            1,006,416               83,739
Putnam Vista Fund                      1,062,961               30,439
Putnam Global Growth Fund                157,991               36,315
Wm. Wrigley Jr. Company Common
  Stock                                8,964,213            6,149,659
                                     -----------           ----------
                                     $14,270,024           $6,851,354
                                     ===========           ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                         Years ended December 31
                                       1995                1994
Benefits paid to participants per
 the financial statements           $24,449,708           $20,283,370
Add:  Amounts allocated to
 withdrawing participants at        14,270,024              6,851,354
 December 31, 1994
Less:  Amounts allocated to
 withdrawing participants at        (6,851,354)           (5,444,082)
 December 31, 1993                                        -----------
                                    -----------
Benefits paid to participants per
 the Form 5500                      $31,868,378           $21,690,642
                                    ===========           ===========

5.  Federal Income Tax Status

The Internal Revenue Service ruled July 18, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which
such  amounts  are distributed.   Generally,  whenever a
participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of
distribution.   When  a  participant receives a  lump-sum
distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The unrealized appreciation on Wm. Wrigley Jr. Company Common Stock distributed in a lump-sum distribution or attributable to a participant's regular deposit account contributions in
any   other distribution will not be subject to federal income
tax at  the  time  of distribution  but  will,  to  the  extent
realized,  be  taxable   upon disposition of such shares.

                     Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company and in the related Prospectus of our report dated June 7, 1996, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1995.


                                ERNST & YOUNG LLP
Chicago, Illinois
June 24, 1996